UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56844/November 27, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12873

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In the Matter of	:
	:
AMERISERVE FOOD DISTRIBUTION,	: ORDER MAKING FINDINGS
INC., APPALACHIAN OIL & GAS	: AND IMPOSING REMEDIAL
COMPANY, INC., HARVEY'S GREAT	: SANCTIONS BY DEFAULT
THINGS, INC., and NORTHPORT	:
INDUSTRIES, INC.	:
	:

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 22, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission attempted to deliver the OIP to Respondents in a manner that complies with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired. On November 8, 2007, I directed Respondents to show cause why the proceeding should not be resolved against them. No responses to the Order to Show Cause have been received and the time for responding has also expired. Finally, on November 9, 2007, the Division filed a motion to hold Respondents in default. Respondents have not filed oppositions to the Division's motion and the time for doing so has expired. Accordingly, all four Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a), I find the following allegations of the OIP to be true.

Ameriserve Food Distribution, Inc. (Ameriserve) (CIK No. 875612), is a dissolved Delaware corporation located in Addison, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Ameriserve is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 25, 1999. The company filed a Chapter 11 petition on January 31, 2000, in the U.S. Bankruptcy Court for the District of Delaware, and the proceeding terminated on December 1, 2005. On December 1, 2000, the company announced the sale of all of its U.S. operating assets.

Appalachian Oil & Gas Company, Inc. (Appalachian) (CIK No. 732814), is a delinquent Utah corporation located in Midvale, Utah, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Appalachian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 1999, which reported no assets or revenues, and net losses of $129,282.

Harvey's Great Things, Inc. (Harvey's) (CIK No. 1083967), is a suspended Oklahoma corporation located in Oklahoma City, Oklahoma, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Harvey's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $117,314 for that quarter.

Northport Industries, Inc. (Northport) (CIK No. 1081112), is a revoked Nevada corporation located in Del Rio, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Northport is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999. As of May 11, 2007, the company's common stock (symbol PESO) was traded on the over-the-counter securities markets.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. It is necessary and appropriate for the protection of investors to revoke the registrations of each class of these four Respondents' registered securities.

IT IS ORDERED THAT all classes of the registered securities of Respondents Ameriserve Food Distribution, Inc., Appalachian Oil & Gas Company, Inc., Harvey's Great Things, Inc., and Northport Industries, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

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James T. Kelly
Administrative Law Judge